Prospectus Supplement No. 3	As Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated April 25, 2022)	Registration No. 333-264231
Registration No. 333-264465

27,270,720 Units consisting of

Common Stock or Pre-Funded Warrants to Purchase Common Stock and

Class A Warrants to Purchase Common Stock

This prospectus supplement updates and supplements the prospectus dated April 25, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-264231) and our additional Registration Statement on Form S-1 (Registration No. 333-264465) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”) (collectively, the “Registration Statements”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 15, 2022 (the “Current Report on Form 8-K”). Accordingly, we have attached the Current Report on Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of 27,270,720 Units consisting of one share of our common stock, par value $0.0001 per share (the “Common Stock”), or one pre-funded warrant in lieu thereof, and one Class A Warrant to purchase one share of Common Stock.

The Prospectus and this prospectus supplement also relate to the issuance by us of the Common Stock issuable from time to time upon exercise of the Class A Warrants and pre-funded warrants offered pursuant to the Registration Statements.

This prospectus supplement should be read in conjunction with the Prospectus as amended and supplemented to date. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Common Stock is listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “CRXT.” The last reported sale price of the Common Stock on Nasdaq on June 14, 2022 was $0.3676 per share.

There is no established trading market for the pre-funded warrants or Class A Warrants and we do not expect an active trading market to develop. We do not intend to list the pre-funded warrants or the Class A Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of these securities will be limited.

Investing in our securities involves risks. See “Risk Factors” beginning on page 7 of the Prospectus before you make an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Maxim Group LLC

Prospectus Supplement dated June 15, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 9, 2022

CLARUS THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39802	85-1231852
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

555 Skokie Boulevard, Suite 340 Northbrook, Illinois	60062
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 871-0377

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CRXT	The Nasdaq Global Market
Warrants to purchase one share of common stock at an exercise price of $11.50	CRXTW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On June 9, 2022, Clarus Therapeutics Holdings, Inc., or Clarus, received a written notice from the staff, or the Staff, of the Listing Qualifications Department of The Nasdaq Stock Market, or Nasdaq, notifying Clarus that, for the 32 consecutive business day period between April 25, 2022 through June 8, 2022, Clarus’s common stock had not maintained a minimum closing bid price of $1.00 per share, or the Minimum Bid Price Requirement, required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1). The Nasdaq letter does not result in the immediate delisting of Clarus’ common stock from The Nasdaq Global Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), or the Compliance Period Rule, Clarus has been provided an initial period of 180 calendar days, or until December 6, 2022, or the Compliance Date, to regain compliance with the Minimum Bid Price Requirement. If, at any time during this 180-day period, the closing bid price for Clarus’ common stock is at least $1.00 per share for a minimum of 10 consecutive business days, as required under the Compliance Period Rule, the Staff will provide written notification to Clarus that it complies with the Minimum Bid Price Requirement and the common stock will continue to be eligible for listing on The Nasdaq Global Market.

If Clarus does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, Clarus may be eligible for an additional 180 calendar day compliance period. To qualify, Clarus would be required to transfer to The Nasdaq Capital Market and meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice to Nasdaq of its intention to cure the deficiency during the additional compliance period.

If it appears to the Staff that Clarus will not be able to cure the deficiency, the Staff will provide written notice to Clarus that its common stock will be subject to delisting. At that time, Clarus may appeal the Staff’s delisting determination to a Nasdaq Hearing Panel, or the Panel. Clarus expects that its stock would remain listed pending the Panel’s decision. There can be no assurance that, if Clarus does appeal the Staff’s delisting determination to the Panel, such appeal would be successful.

Clarus intends to monitor the closing bid price of its common stock and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Requirement. However, there can be no assurance that Clarus will be able to regain compliance with the Minimum Bid Price Requirement, secure a second period of 180 days to regain compliance, or maintain compliance with any of the other Nasdaq continued listing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLARUS THERAPEUTICS HOLDINGS, INC.

Date: June 15, 2022	By:	/s/ Robert E. Dudley
Robert E. Dudley Chief Executive Officer